SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

AMES NATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

031001100
(CUSIP Number)

June 7, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 031001100	SCHEDULE 13G	Page 2 of 8 Pages

1.	Name of Reporting Person

Robert W. Stafford Estate

I.R.S. Identification No. of Above Person (entities only)

Not Applicable

2.	Check the appropriate box if a member of a group

(a)	______

(b)	______

3.	SEC Use Only

4.	Citizenship or Place of Organization

Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	Sole Voting Power

257,661

6.	Shared Voting Power

257,661

7.	Sole Dispositive Power

257,661

8.	Shared Dispositive Power

257,661

Page 3 of 8 Pages

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

257,661

10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of Class Represented by Amount in Row 9

2.73%

12.	Type of Reporting Person

IN

Page 4 of 8 Pages

1.	Name of Reporting Person

Charlotte H. Stafford

I.R.S. Identification No. of Above Person (entities only)

Not Applicable

2.	Check the appropriate box if a member of a group

(a)	______
(b)	______

3.	SEC Use Only

4.	Citizenship or Place of Organization

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	Sole Voting Power

34,140

6.	Shared Voting Power

414,932

7.	Sole Dispositive Power

34,140

8.	Shared Dispositive Power

414,932

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

449,072

Page 5 of 8 Pages

10.	Check box if the aggregate amount in Row (9) excludes certain shares

11.	Percent of Class Represented by Amount in Row 9

4.76

12.	Type of Reporting Person

IN

Page 6 of 8 Pages

ITEM 1(a).	NAME OF ISSUER.

Ames National Corporation

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

P.O. Box 846
Ames, IA 50010

ITEM 2(a).	NAME OF PERSON FILING.

This filing is made on behalf of the Robert W. Stafford Estate and Charlotte H. Stafford.  The Mr. Stafford Estate and Ms. Stafford each disclaim membership in a group.  The Mr. Stafford Estate disclaims beneficial ownership of the 34,140 shares over which Ms. Stafford has sole voting and dispositive power and the 414,932 shares over which Ms. Stafford has shared voting and disposition power.  Ms. Stafford disclaims beneficial ownership of the 257,661 shares over which the Mr. Stafford Estate has sole voting and dispositive power.

ITEM 2(b).	ADDRESS OF THE PRINCIPAL OFFICES OR RESIDENCE:

The Robert W. Stafford Estate’s business address is 405 5th Street, Ames, Iowa 50010 and Charlotte H. Stafford’s residence address is 9701 Meyer Forest Drive, Apt. 12202, Houston, Texas 77096-4324.

ITEM 2(c).	CITIZENSHIP.

The Robert W. Stafford Estate – Iowa
Charlotte H. Stafford – Texas

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock.

ITEM 2(e).	CUSIP NUMBER.

031001100

Page 7 of 8 Pages

ITEM 3.	IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION 240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP.

As of June 7, 2009, the Robert W. Stafford Estate owned 257,661 shares of common stock in Ames National Corporation, which represented 2.73% of the outstanding shares.  Charlotte H. Stafford owned an aggregate of 449,072 shares of the common stock of Ames National Corporation, which represented approximately 4.76 percent of the outstanding shares.  The Mr. Stafford’s Estate and Ms. Stafford each disclaim membership in a group, and their individual share ownership and percentages and information regarding the manner in which the shares are beneficially owned are set forth in their respective cover pages.  The Mr. Stafford Estate disclaims beneficial ownership of the 34,140 shares over which Ms. Stafford has sole voting and dispositive power and dispositive power and the 414,932 shares over which Ms. Stafford has shared voting and disposition power.  Ms. Stafford disclaims beneficial ownership of the 257,661 shares over which the Mr. Stafford Estate has sole voting and dispositive power.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Robert W. Stafford passed away on June 7, 2009 and at that time Mr. Stafford’s personal shares were transferred into his estate.  Upon Mr. Stafford’s death, Mr. Stafford and Ms. Stafford were no longer co-trustees of the Charlotte H. Stafford Trust or the Richard C. Stafford Family Trust, thus the group has been dissolved.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

Page 8 of 8 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF A GROUP.

The group was dissolved on June 7, 2009 upon the death of Robert W. Stafford.  All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BY:	/s/ Steve McLaughlin

Name	Steve McLaughlin, Executor of
The Robert W. Stafford Estate

BY:	/s/ Charlotte H. Stafford

Name	Charlotte H. Stafford